Exhibit 99.1

THIRD QUARTER 2025 EARNINGS RELEASE

ROYAL BANK OF CANADA REPORTS THIRD QUARTER 2025 RESULTS

All amounts are in Canadian dollars and are based on financial statements presented in compliance with International Accounting Standard 34 Interim Financial Reporting, unless otherwise noted. Our Q3 2025 Report to Shareholders and Supplementary Financial Information are available at http://www.rbc.com/investorrelations and on https://www.sedarplus.com/.

Net income $5.4 Billion Up 21% YoY	Diluted EPS[1] $3.75 Up 21% YoY	Total PCL[1] $0.9 Billion PCL on loans ratio[1] down 23 bps[1] QoQ	ROE[1] 17.3% Up 180 bps YoY	CET1 ratio[2] 13.2% Above regulatory requirements

Adjusted net income[3] $5.5 Billion Up 17% YoY	Adjusted diluted EPS[3] $3.84 Up 18% YoY	Total ACL[1] $7.7 Billion ACL on loans ratio[1] remained flat QoQ	Adjusted ROE[3] 17.7% Up 130 bps YoY	LCR[4] 129% Down from 131% last quarter

TORONTO, August 27, 2025 — Royal Bank of Canada5 (RY on TSX and NYSE) today reported record net income of $5.4 billion for the quarter ended July 31, 2025, up $928 million or 21% from the prior year. Diluted EPS was $3.75, up 21% over the same period, reflecting growth across each of our business segments. Adjusted net income3 and adjusted diluted EPS3 of $5.5 billion and $3.84 were up 17% and 18%, respectively, from the prior year.

“This quarter’s record results demonstrate RBC’s relentless, long-term focus on our clients and our commitment to delivering on the bold growth ambitions we laid out at our recent Investor Day. We saw strong growth across each of our business segments reflecting the strength of our diversified business model, solid capital position, investments in technology and talent, and disciplined approach to risk and expense management. Thanks to the incredible efforts of Team RBC, we’re creating value and driving premium performance through the cycle, as we work to stay ahead of our clients’ expectations in a rapidly changing economy and world.”

– Dave McKay, President and Chief Executive Officer of Royal Bank of Canada

Record pre-provision, pre-tax earnings3 of $7.8 billion were up $1.7 billion or 29% from last year, mainly due to higher revenue in Capital Markets driven by strength across Corporate & Investment Banking and Global Markets and higher net interest income in Personal Banking and Commercial Banking reflecting strong average volume growth and higher spreads in Personal Banking. Higher fee-based revenue in Wealth Management reflecting market appreciation and net sales also contributed to the increase. These factors were partially offset by higher variable compensation commensurate with increased results, and continued investments in talent and technology across our businesses.

Our consolidated results reflect an increase in total PCL of $222 million from a year ago, mainly reflecting higher provisions in Capital Markets, Commercial Banking and Personal Banking, partly offset by releases in Wealth Management in the current quarter. The PCL on loans ratio of 35 bps increased 8 bps from the prior year.

Compared to last quarter, net income was up 23% reflecting growth across each of our business segments. Adjusted net income3 was up 22% over the same period. Pre-provision, pre-tax earnings3 were up $0.8 billion or 12% as higher revenues more than offset expense growth. The PCL on loans ratio of 35 bps decreased 23 bps from the prior quarter as last quarter was driven by higher provisions on performing loans reflecting the potential impacts of trade disruptions (including tariffs). The PCL on impaired loans ratio1 was 36 bps, up 1 bp from the prior quarter, while the PCL on performing loans ratio1 was (1) bp, down 24 bps from the prior quarter.

Our capital position remains robust, with a CET1 ratio2 of 13.2%, supporting solid volume growth and $3.1 billion of capital returned to our shareholders through common share dividends and share buybacks.

[1]

See the Glossary section of our interim Management’s Discussion and Analysis dated August 26, 2025, for the nine months ended July 31, 2025, available at https://www.sedarplus.com/, for an explanation of the composition of these measures. Such explanation is incorporated by reference hereto.

[2]	The Common Equity Tier 1 (CET1) ratio is calculated in accordance with Office of the Superintendent of Financial Institutions’ (OSFI) Basel III Capital Adequacy Requirements (CAR) guideline.
[3]	These are non-GAAP measures or ratios. For further information, including a reconciliation, refer to the Key performance and non-GAAP measures section on pages 4 to 5 of this Earnings Release.
[4]

The Liquidity Coverage Ratio (LCR) is calculated in accordance with OSFI’s Liquidity Adequacy Requirements (LAR) guideline. For further details, refer to the Liquidity and funding risk section of our Q3 2025 Report to Shareholders.

[5]	When we say “we”, “us”, “our”, “the bank” or “RBC”, we mean Royal Bank of Canada and its subsidiaries, as applicable.

	Reported:		Adjusted[7]:
Q3 2025	• Net income of $5,414 million	h 21%	• Net income of $5,534 million	h 17%
Compared to	• Diluted EPS of $3.75	h 21%	• Diluted EPS of $3.84	h 18%
Q3 2024	• ROE of 17.3%	h 180 bps	• ROE of 17.7%	h 130 bps
	• CET1 ratio[6] of 13.2%	h 20 bps

Q3 2025	• Net income of $5,414 million	h 23%	• Net income of $5,534 million	h 22%
Compared to	• Diluted EPS of $3.75	h 24%	• Diluted EPS of $3.84	h 23%
Q2 2025	• ROE of 17.3%	h 310 bps	• ROE of 17.7%	h 300 bps
	• CET1 ratio[6] of 13.2%	g unchanged

YTD 2025	• Net income of $14,935 million	h 24%	• Net income of $15,316 million	h 18%
Compared to	• Diluted EPS of $10.31	h 24%	• Diluted EPS of $10.58	h 17%
YTD 2024	• ROE of 16.1%	h 170 bps	• ROE of 16.5%	h 90 bps

Personal Banking

Net income of $1,938 million increased $352 million or 22% from a year ago, largely driven by higher net interest income reflecting higher spreads and average volume growth of 3% in Personal Banking – Canada. Higher non-interest income also contributed to the increase. Non-interest expenses remained relatively flat, which included the realization of synergies related to the acquisition of HSBC Bank Canada (HSBC Canada).

Compared to last quarter, net income increased $336 million or 21%, mainly due to lower PCL as last quarter reflected higher provisions on performing loans due to the potential impacts of trade disruptions (including tariffs). Higher net interest income reflecting the impact of three more days in the current quarter, average volume growth and higher spreads in Personal Banking – Canada also contributed to the increase.

Commercial Banking

Net income of $836 million increased $19 million or 2% from a year ago as growth in total revenue was partially offset by higher PCL. Non-interest expenses remained relatively flat, which included the realization of synergies related to the acquisition of HSBC Canada (HSBC Canada transaction).

Compared to last quarter, net income increased $239 million or 40%, largely attributable to lower PCL as last quarter reflected higher provisions on performing loans due to the potential impacts of trade disruptions (including tariffs). Higher net interest income, primarily reflecting the impact of three more days in the current quarter, as well as higher spreads also contributed to the increase.

Wealth Management

Net income of $1,096 million increased $147 million or 15% from a year ago, mainly due to higher fee-based client assets reflecting market appreciation and net sales, which also drove higher variable compensation.

Compared to last quarter, net income increased $167 million or 18%, mainly due to higher fee-based revenue driven by higher fee-based client assets reflecting market appreciation and net sales, as well as three more days in the quarter. The current quarter also reflected releases of provisions driven by performing loans in U.S. Wealth Management (including City National Bank), as compared to provisions taken last quarter. Higher net interest income reflecting higher spreads and three more days in the quarter also contributed to the increase. These factors were partially offset by higher variable compensation.

Insurance

Net income of $247 million increased $77 million or 45% from a year ago, primarily due to higher insurance service result driven by improved life insurance claims experience. Higher insurance investment result, largely due to lower capital funding costs, also contributed to the increase.

Compared to last quarter, net income increased $36 million or 17%, largely due to higher insurance service result driven by improved life insurance claims experience. This was partially offset by less favourable investment-related experience.

[6]	The CET1 ratio is calculated in accordance with OSFI’s CAR guideline.
[7]	These are non-GAAP measures or ratios. For further information, including a reconciliation, refer to the Key performance and non-GAAP measures section on pages 4 to 5 of this Earnings Release.

Capital Markets

Net income of $1,328 million increased $156 million or 13% from a year ago, primarily due to higher revenue in Global Markets and Corporate & Investment Banking. These factors were partially offset by higher PCL, higher compensation on increased results, as well as a higher effective income tax rate reflecting the impact of Pillar Two legislation and changes in earnings mix.

Compared to last quarter, net income increased $126 million or 10%, mainly due to higher fixed income trading revenue primarily in the U.S. and higher debt and equity origination across most regions. These factors were partially offset by lower equity trading revenue across most regions and higher compensation on increased results.

Corporate Support

Net loss was $31 million for the current quarter, primarily due to residual unallocated costs, including severance, partially offset by asset/liability management activities.

Net loss was $151 million in the prior quarter, primarily due to residual unallocated items, including severance.

Net loss was $208 million in the same quarter last year, primarily due to the after-tax impact of the HSBC Canada transaction and integration costs of $125 million, which is treated as a specified item. Unallocated costs also contributed to the net loss.

Capital, Liquidity and Credit Quality

Capital – As at July 31, 2025, our CET1 ratio8 of 13.2% was unchanged from last quarter, reflecting net internal capital generation that was offset by RWA growth, share repurchases, the impact of a U.S. rating downgrade and risk parameter changes.

Liquidity – For the quarter ended July 31, 2025, the average LCR9 was 129%, which translates into a surplus of approximately $103 billion, compared to 131% and a surplus of approximately $107 billion in the prior quarter. Average LCR9 decreased from the prior quarter, primarily due to loan growth, partially offset by lower funding requirements on securities and securities financing transactions and growth in deposits and funding.

NSFR10 as at July 31, 2025 was 114%, which translates into a surplus of approximately $137 billion, compared to 116% and a surplus of approximately $154 billion in the prior quarter. NSFR10 decreased compared to the previous quarter, primarily due to loan growth and higher funding requirements on securities and securities financing transactions.

Credit Quality

Q3 2025 vs. Q3 2024

Total PCL of $881 million increased $222 million or 34% from a year ago, primarily due to higher provisions in Capital Markets, Commercial Banking and Personal Banking, partially offset by releases in Wealth Management in the current quarter, as compared to provisions taken in the same quarter last year. The PCL on loans ratio of 35 bps increased 8 bps. The PCL on impaired loans ratio of 36 bps increased 10 bps.

PCL on performing loans was $(28) million, compared to $42 million a year ago, driven by favourable changes to our macroeconomic forecast, partially offset by unfavourable changes in credit quality and portfolio growth in the current quarter.

PCL on impaired loans of $913 million increased $290 million or 47%, primarily due to higher provisions in Capital Markets, Commercial Banking and Personal Banking.

Q3 2025 vs. Q2 2025

Total PCL decreased $543 million or 38% from last quarter, primarily reflecting lower provisions in Commercial Banking and Personal Banking, and releases in Wealth Management in the current quarter, as compared to provisions taken last quarter. The PCL on loans ratio decreased 23 bps. The PCL on impaired loans ratio increased 1 bp.

PCL on performing loans was $(28) million, compared to $568 million last quarter, reflecting releases in the current quarter, driven by favourable changes to our macroeconomic forecast, partially offset by unfavourable changes in credit quality and portfolio growth, as compared to provisions taken last quarter, reflecting the potential impacts of trade disruptions (including tariffs).

PCL on impaired loans increased $61 million or 7%, primarily due to higher provisions in Capital Markets, partially offset by recoveries in Wealth Management in the current quarter, as compared to provisions taken last quarter.

[8]	The CET1 ratio is calculated in accordance with OSFI’s CAR guideline.
[9]	The LCR is calculated in accordance with OSFI’s LAR guideline. For further details, refer to the Liquidity and funding risk section of our Q3 2025 Report to Shareholders.
[10]	The Net Stable Funding Ratio (NSFR) is calculated in accordance with OSFI’s LAR guideline. For further details, refer to the Liquidity and funding risk section of our Q3 2025 Report to Shareholders.

Key Performance and Non-GAAP Measures

Performance measures

We measure and evaluate the performance of our consolidated operations and each business segment using a number of financial metrics, such as net income and ROE. Certain financial metrics, including ROE, do not have a standardized meaning under generally accepted accounting principles (GAAP) and may not be comparable to similar measures disclosed by other financial institutions.

Non-GAAP measures

Non-GAAP measures and ratios do not have a standardized meaning under GAAP and may not be comparable to similar measures disclosed by other financial institutions.

The following discussion describes the non-GAAP measures and ratios we use in evaluating our operating results.

Pre-provision, pre-tax earnings

We use pre-provision, pre-tax earnings (PPPT) to assess our ability to generate sustained earnings growth outside of credit losses, which are impacted by the cyclical nature of the credit cycle. PPPT may enhance comparability of our financial performance and enable readers to better assess trends in the underlying businesses. The following table provides a reconciliation of our reported results to PPPT and illustrates the calculation of PPPT presented:

	For the three months ended			For the nine months ended
(Millions of Canadian dollars)	July 31 2025	April 30 2025	July 31 2024	July 31 2025	July 31 2024
Net income	$5,414	$4,390	$4,486	$14,935	$12,018
Add: Income taxes	1,458	1,128	887	3,888	2,629
Add: PCL	881	1,424	659	3,355	2,392
Pre-provision, pre-tax earnings	$7,753	$6,942	$6,032	$22,178	$17,039

Adjusted results and ratios

We believe that adjusted results are more reflective of our ongoing operating results and provide readers with a better understanding of management’s perspective on performance. Specified items discussed below can lead to variability that could obscure trends in underlying business performance and the amortization of acquisition-related intangibles can differ widely between organizations. Excluding the impact of specified items and amortization of acquisition-related intangibles may enhance comparability of our financial performance and enable readers to better assess trends in the underlying businesses.

Our results for the three months ended April 30, 2025 and July 31, 2024 and nine months ended July 31, 2025 and July 31, 2024 were adjusted for the following specified item:

•	HSBC Canada transaction and integration costs. Effective the third quarter of 2025, we are no longer treating HSBC Canada transaction and integration costs as a specified item as integration activities are largely complete and any remaining costs are expected to be immaterial.

Our results for the nine months ended July 31, 2024 were also adjusted for the following specified item:

•	Management of closing capital volatility related to the HSBC Canada transaction.

Adjusted ratios, including adjusted EPS (basic and diluted), adjusted ROE and adjusted efficiency ratio, which are derived from adjusted results, are useful to readers because they may enhance comparability in assessing profitability on a per-share basis, how efficiently profits are generated from average common equity and how efficiently costs are managed relative to revenues. Adjusted results and ratios can also help inform and support strategic choices and capital allocation decisions.

The following table provides a reconciliation of our reported results to our adjusted results and illustrates the calculation of adjusted measures presented. The adjusted results and ratios presented below are non-GAAP measures or ratios.

Consolidated results, reported and adjusted
	As at or for the three months ended			As at or for the nine months ended
(Millions of Canadian dollars, except per share, number of and percentage amounts)	July 31 2025	April 30 2025	July 31 2024	July 31 2025	July 31 2024
Total revenue	$16,985	$15,672	$14,631	$49,396	$42,270
PCL	881	1,424	659	3,355	2,392
Non-interest expense	9,232	8,730	8,599	27,218	25,231
Income before income taxes	6,872	5,518	5,373	18,823	14,647
Income taxes	1,458	1,128	887	3,888	2,629
Net income	$5,414	$4,390	$4,486	$14,935	$12,018
Net income available to common shareholders	$5,290	$4,274	$4,377	$14,575	$11,780
Average number of common shares (thousands)	1,407,280	1,411,362	1,414,194	1,410,854	1,411,044
Basic earnings per share (in dollars)	$3.76	$3.03	$3.09	$10.33	$8.35
Average number of diluted common shares (thousands)	1,409,680	1,413,517	1,416,149	1,413,235	1,412,644
Diluted earnings per share (in dollars)	$3.75	$3.02	$3.09	$10.31	$8.34
ROE	17.3%	14.2%	15.5%	16.1%	14.4%
Effective income tax rate	21.2%	20.4%	16.5%	20.7%	17.9%
Total adjusting items impacting net income (before-tax)	$153	$184	$314	$502	$1,254
Specified item: HSBC Canada transaction and integration costs (1), (2)	-	31	160	43	783
Specified item: Management of closing capital volatility related to the HSBC Canada transaction (1)	-	-	-	-	131
Amortization of acquisition-related intangibles (3)	153	153	154	459	340
Total income taxes for adjusting items impacting net income	$33	$46	$73	$121	$281
Specified item: HSBC Canada transaction and integration costs (1)	-	7	35	13	158
Specified item: Management of closing capital volatility related to the HSBC Canada transaction (1)	-	-	-	-	36
Amortization of acquisition-related intangibles (3)	33	39	38	108	87
Adjusted results (4)
Income before income taxes - adjusted	$7,025	$5,702	$5,687	$19,325	$15,901
Income taxes - adjusted	1,491	1,174	960	4,009	2,910
Net income - adjusted	5,534	4,528	4,727	15,316	12,991
Net income available to common shareholders - adjusted	5,410	4,412	4,618	14,956	12,753
Average number of common shares (thousands)	1,407,280	1,411,362	1,414,194	1,410,854	1,411,044
Basic earnings per share (in dollars) - adjusted (4)	$3.84	$3.13	$3.26	$10.60	$9.04
Average number of diluted common shares (thousands)	1,409,680	1,413,517	1,416,149	1,413,235	1,412,644
Diluted earnings per share (in dollars) - adjusted (4)	$3.84	$3.12	$3.26	$10.58	$9.03
ROE - adjusted (4)	17.7%	14.7%	16.4%	16.5%	15.6%
Effective income tax rate - adjusted (4)	21.2%	20.6%	16.9%	20.7%	18.3%

(1)	These amounts have been recognized in Corporate Support.
(2)

As at April 30, 2025, the cumulative HSBC Canada transaction and integration costs (before-tax) incurred were $1.4 billion. Effective the third quarter of 2025, we are no longer treating HSBC Canada transaction and integration costs as a specified item as integration activities are largely complete and any remaining costs are expected to be immaterial.

(3)	Represents the impact of amortization of acquisition-related intangibles (excluding amortization of software), and any goodwill impairment.
(4)

See the Glossary section of our interim Management’s Discussion and Analysis dated August 26, 2025, for the nine months ended July 31, 2025, available at https://www.sedarplus.com/, for an explanation of the composition of these measures. Such explanation is incorporated by reference hereto.

Additional information about ROE and other key performance and non-GAAP measures and ratios can be found under the Key performance and non-GAAP measures section of our Q3 2025 Report to Shareholders.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

From time to time, we make written or oral forward-looking statements within the meaning of certain securities laws, including the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. We may make forward-looking statements in this document, in other filings with Canadian regulators or the SEC, in reports to shareholders, and in other communications. In addition, our representatives may communicate forward-looking statements orally to analysts, investors, the media and others. Forward-looking statements in this document include, but are not limited to, statements by our President and Chief Executive Officer. The forward-looking statements contained in this document represent the views of management and are presented for the purpose of assisting the holders of our securities and financial analysts in understanding our financial position and results of operations as at and for the periods ended on the dates presented, as well as our financial performance objectives, vision, strategic goals and priorities and anticipated financial performance, and may not be appropriate for other purposes. Forward-looking statements are typically identified by words such as “believe”, “expect”, “suggest”, “seek”, “foresee”, “forecast”, “schedule”, “anticipate”, “intend”, “estimate”, “goal”, “commit”, “target”, “objective”, “plan”, “outlook”, “timeline” and “project” and similar expressions of future or conditional verbs such as “will”, “may”, “might”, “should”, “could”, “can”, “would” or negative or grammatical variations thereof.

By their very nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties, both general and specific in nature, which give rise to the possibility that our predictions, forecasts, projections, expectations or conclusions will not prove to be accurate, that our assumptions may not be correct, that our financial performance, environmental & social or other objectives, vision and strategic goals will not be achieved, and that our actual results may differ materially from such predictions, forecasts, projections, expectations or conclusions.

We caution readers not to place undue reliance on our forward-looking statements as a number of risk factors could cause our actual results to differ materially from the expectations expressed in such forward-looking statements. These factors – many of which are beyond our control and the effects of which can be difficult to predict – include, but are not limited to: credit, market, liquidity and funding, insurance, operational, compliance (which could lead to us being subject to various legal and regulatory proceedings, the potential outcome of which could include regulatory restrictions, penalties and fines), strategic, reputation, legal and regulatory environment, competitive and systemic risks, risks associated with escalating trade tensions, including protectionist trade policies such as the imposition of tariffs, and other risks discussed in the risk sections of our 2024 Annual Report and the Risk management section of our Q3 2025 Report to Shareholders, including business and economic conditions in the geographic regions in which we operate, Canadian housing and household indebtedness, information technology, cyber and third-party risks, geopolitical uncertainty, environmental and social risk, digital disruption and innovation, privacy and data related risks, regulatory changes, culture and conduct risks, the effects of changes in government fiscal, monetary and other policies, tax risk and transparency, and our ability to anticipate and successfully manage risks arising from all of the foregoing factors. Additional factors that could cause actual results to differ materially from the expectations in such forward-looking statements can be found in the risk sections of our 2024 Annual Report and the Risk management section of our Q3 2025 Report to Shareholders, as may be updated by subsequent quarterly reports.

We caution that the foregoing list of risk factors is not exhaustive and other factors could also adversely affect our results. When relying on our forward-looking statements to make decisions with respect to us, investors and others should carefully consider the foregoing factors and other uncertainties and potential events, as well as the inherent uncertainty of forward-looking statements. Material economic assumptions underlying the forward-looking statements contained in this document are set out in the Economic, market and regulatory review and outlook section and for each business segment under the Strategic priorities and Outlook headings in our 2024 Annual Report, as updated by the Economic, market and regulatory review and outlook section of our Q3 2025 Report to Shareholders. Such sections may be updated by subsequent quarterly reports. Any forward-looking statements contained in this document represent the views of management only as of the date hereof, and except as required by law, we do not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by us or on our behalf.

Additional information about these and other factors can be found in the risk sections of our 2024 Annual Report and the Risk management section of our Q3 2025 Report to Shareholders, as may be updated by subsequent quarterly reports. Information contained in or otherwise accessible through the websites mentioned does not form part of this document. All references in this document to websites are inactive textual references and are for your information only.

ACCESS TO QUARTERLY RESULTS MATERIALS

Interested investors, the media and others may review this quarterly Earnings Release, quarterly results slides, supplementary financial information and our Q3 2025 Report to Shareholders at rbc.com/investorrelations.

Quarterly conference call and webcast presentation

Our quarterly conference call is scheduled for August 27, 2025 at 8:00 a.m. (EST) and will feature a presentation about our third quarter results by RBC executives. It will be followed by a question and answer period with analysts. Interested parties can access the call live on a listen-only basis at rbc.com/investorrelations/quarterly-financial-statements.html or by telephone (416-340-2217, 866-696-5910, passcode 3075054#). Please call between 7:50 a.m. and 7:55 a.m. (EST).

Management’s comments on results will be posted on our website shortly following the call. A recording will be available by 5:00 p.m. (EST) from August 27, 2025 until October 31, 2025 at rbc.com/investorrelations/quarterly-financial-statements.html or by telephone (905-694-9451 or 800-408-3053, passcode 6738504#).

Media Relations Contacts

Gillian McArdle, Vice President, Corporate Communications, gillian.mcardle@rbccm.com, 416-842-4231

Tracy Tong, Director, Financial Communications, tracy.tong@rbc.com, 437-655-1915

Investor Relations Contacts

Asim Imran, Senior Vice President, Head of Investor Relations, asim.imran@rbc.com, 416-955-7804

ABOUT RBC

Royal Bank of Canada is a global financial institution with a purpose-driven, principles-led approach to delivering leading performance. Our success comes from the 101,000+ employees who leverage their imaginations and insights to bring our vision, values and strategy to life so we can help our clients thrive and communities prosper. As Canada’s biggest bank and one of the largest in the world, based on market capitalization, we have a diversified business model with a focus on innovation and providing exceptional experiences to our more than 19 million clients in Canada, the U.S. and 27 other countries. Learn more at rbc.com.

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